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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D C 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No 6)*

                                  MAXXAM Inc.
               -------------------------------------------------
                                Name of Issuer

                                 Common Stock
               -------------------------------------------------
                        (Title of Class of Securities)

                                   577913106
               -------------------------------------------------
                                 CUSIP Number

            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA 94104
                                (415) 622-3530
               -------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 1, 1997
               -------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                     CUSIP No. 577913106                          Page 2 of 12
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Bayview Holdings, Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[_]
                                                                     (b)[_]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
 -------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
     NUMBER OF
      SHARES                           0
                           -----------------------------------------------------
    BENEFICIALLY               8       SHARED VOTING POWER

      OWNED                            577,500 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Bayview Holdings, Inc. is managing member
                                       of Robertson, Stephens & Company Private
                                       Equity Group, L.L.C. which is general
                                       partner of Bayview Investors, Ltd.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Contrarian Fund of which Robertson,
                                       Stephens & Company Investment Management,
                                       L.P. is investment adviser. Includes
                                       shares held by The Robertson Stephens
                                       Global Natural Resources Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Includes shares held by The Robertson
                                       Stephens Partners Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Bayview Holdings, Inc. is general partner
                                       of Robertson, Stephens & Company
                                       Investment Management, L.P. See Item 5.)
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
         BY EACH
                                       0
        REPORTING          -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
       PERSON WITH
                                       577,500
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                577,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                     CUSIP No. 577913106                          Page 3 of 12
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_]
                                                                   (b)[_]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
     NUMBER OF
      SHARES                           0
                           -----------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER

      OWNED                            577,500 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Contrarian Fund of which Robertson,
                                       Stephens & Company Investment Management,
                                       L.P. is investment adviser. Includes
                                       shares held by The Robertson Stephens
                                       Global Natural Resources Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Includes shares held by The Robertson
                                       Stephens Partners Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Bayview Holdings, Inc. is general partner
                                       of Robertson, Stephens & Company
                                       Investment Management, L.P. See Item 5.)
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
         BY EACH
                                       0
        REPORTING          -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
       PERSON WITH
                                       577,500
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                577,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                IA
================================================================================

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                     CUSIP No. 577913106                          Page 4 of 12
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_]
                                                                   (b)[_]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
     NUMBER OF
      SHARES                           -0-
                           -----------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER

      OWNED                            577,500 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Bayview Holdings, Inc. is managing member
                                       of Robertson, Stephens & Company Private
                                       Equity Group, L.L.C. which is general
                                       partner of Bayview Investors, Ltd.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Contrarian Fund of which Robertson,
                                       Stephens & Company Investment Management,
                                       L.P. is investment adviser. Includes
                                       shares held by The Robertson Stephens
                                       Global Natural Resources Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Includes shares held by The Robertson
                                       Stephens Partners Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Bayview Holdings, Inc. is general partner
                                       of Robertson, Stephens & Company
                                       Investment Management, L.P. See Item 5.)
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
     BY EACH
                                       -0-
    REPORTING              -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
   PERSON WITH
                                       577,500
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                577,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                CO
================================================================================

================================================================================
                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                     CUSIP No. 577913106                          Page 5 of 12
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BankAmerica Corporation
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)[_]
                                                                   (b)[_]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
 -------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
         NUMBER OF
          SHARES                       -0-
                           -----------------------------------------------------
       BENEFICIALLY            8       SHARED VOTING POWER

          OWNED                        579,800 shares (Includes shares held by
                                       The Robertson Stephens Orphan Fund of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. and Bayview
                                       Investors, Ltd. are the general partners.
                                       Bayview Holdings, Inc. is managing member
                                       of Robertson, Stephens & Company Private
                                       Equity Group, L.L.C. which is general
                                       partner of Bayview Investors, Ltd.
                                       Includes shares held by The Robertson
                                       Stephens Orphan Offshore Fund, L.P. of
                                       which Robertson, Stephens & Company
                                       Investment Management, L.P. is the
                                       general partner. Includes shares held by
                                       The Contrarian Fund of which Robertson,
                                       Stephens & Company Investment Management,
                                       L.P. is investment adviser. Includes
                                       shares held by The Robertson Stephens
                                       Global Natural Resources Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       Includes shares held by The Robertson
                                       Stephens Partners Fund of which
                                       Robertson, Stephens & Company Investment
                                       Management, L.P. is investment adviser.
                                       BankAmerica Corporation wholly owns
                                       Robertson Stephens Investment Management
                                       Co. which owns Bayview Holdings, Inc.
                                       Bayview Holdings, Inc. is general partner
                                       of Robertson, Stephens & Company
                                       Investment Management, L.P. Includes
                                       shares held in Bank of America 401K
                                       Midcap Stock Fund. See Item 5.)
                           -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
         BY EACH
                                       -0-
        REPORTING          -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
       PERSON WITH
                                       579,800
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                579,800
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               [_]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                CO
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 577913106                                             Page 6 of 12

Item 1:       Security and Issuer.
              -------------------

              This Amended Schedule 13D is filed with respect to the Common Stock of MAXXAM Inc. (the "Company"), 5847 San Felipe, Suite 2600, Houston, Texas 77057.


Item 2:       Identity and Background.
              -----------------------

              The Amended Schedule 13D is filed on behalf of Bayview Holdings, Inc. ("Bayview Holdings"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), BankAmerica Corporation ("Bank"), and Robertson Stephens Investment Management Co. ("Robertson Parent") ("Filing Parties").

              This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Contrarian Fund ("Contrarian"), The Robertson Stephens Global Natural Resources Fund ("Natural Resources"), The Robertson Stephens Orphan Fund ("Orphan"), The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), The Robertson Stephens Partners Fund ("Partners") (the "Funds"), and the indirect beneficial ownership of Bayview Investors, Ltd. ("Bayview"), Investment Adviser, Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, Bank and Robertson Parent in the shares of the Company held by the Funds.

I.     (a)    Contrarian is a series of Robertson Stephens Investment Trust
              ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment company

II.    (a)    Natural Resources is a series of RSIT. The investment adviser of
              Natural Resources is Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment company

III.   (a)    Partners is a series of RSIT. The investment adviser of Partners is Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment company

CUSIP No. 577913106                                             Page 7 of 12

IV.    (a)    Orphan is a California limited partnership. Investment Adviser and
              Bayview are the general partners.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities

V.     (a)    Bayview is a California limited partnership and general partner of
              Orphan.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities

VI.    (a)    Orphan Offshore is a Cayman Islands limited partnership.
              Investment Adviser is the general partner.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investment in securities

VII.   (a)    Investment Adviser is a California limited partnership. It is investment adviser to Contrarian, Natural Resources, and Partners and general partner to Orphan and Orphan Offshore.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment advisor

VIII.  (a)    Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    holding company

CUSIP No. 577913106                                             Page 8 of 12

IX.    (a)    Bank is a Delaware corporation.  It wholly owns Robertson Parent.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

       (c)    bank holding company

X.     (a)    Robertson Parent is a Delaware corporation. It is wholly owned by
              Bank. It owns Bayview Holdings.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

       (c)    holding company

XI.    (a)    Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104

       (c)    holding company

              Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

              During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

              Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


Item 3:       Source and Amount of Funds or Other Consideration:
              -------------------------------------------------

              The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners.

CUSIP No. 577913106                                             Page 9 of 12

Item 4:       Purpose of Transaction:
              ----------------------

              This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and certain of its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank, Bayview Holdings or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

              The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

Item 5:       Interest in Securities of the Issuer.
              ------------------------------------

              (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                                      No. of Shares
Name of                                Beneficially         Percentage of
Beneficial Owner (1)                      Owned                 Class
-----------------------------------------------------------------------------
Contrarian                                      327,700                 4.0%
Orphan                                           46,200                  .6%
Bayview                                          46,200                  .6%
Natural Resources                                68,600                  .8%
Partners                                        123,500                 1.5%
Orphan Offshore                                  11,500                  .1%
Investment Adviser                              577,500                 7.0%
Bayview Holdings                                577,500                 7.0%
Bank                                            579,800                 7.0%
Robertson Parent                                577,500                 7.0%
Private Equity Group                             46,200                  .6%

(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

         (c) The following transactions were effected during the past sixty days:


Item 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

              See Item 5.

CUSIP No. 577913106                                             Page 10 of 12

Item 7.       Material to Be Filed as Exhibits.
              --------------------------------

              Exhibit A  -    Joint Filing Agreement
              Exhibit B -     Directors and Executive Officers (or persons
                              serving in similar capacities) of the Filing
                              Parties

CUSIP No. 577913106                                              Page 11 of 12

Signature
---------

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        October 10, 1997



              BAYVIEW HOLDINGS, INC.*


              ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*


              BANKAMERICA CORPORATION*



              ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:          /s/  JEFFREY R. LAPIC

              Jeffrey R. Lapic
              Assistant General Counsel of
              Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

CUSIP No. 577913106                                             Page 12 of 12

                                   EXHIBIT A
                                   ---------

                             Joint Filing Agreement
                             ----------------------

         The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Amended Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 10, 1997


              BAYVIEW HOLDINGS, INC.*


              ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*


              BANKAMERICA CORPORATION*



              ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:          /s/  JEFFREY R. LAPIC

              Jeffrey R. Lapic
              Assistant General Counsel of
              Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)